For immediate release
April 25, 2006                                                                                                       (publié également en français)

Operational Upsets Impact Quarter; Upstream Projects on Track for Growth

Highlights

•	Lubricants plant recovers from fire and plans in place to improve Terra Nova reliability
•	Upstream projects remain on track to deliver production growth over the next three years
•	Share buyback program accelerated to 8.8 million shares in the quarter using proceeds from the sale of the Syrian assets

Calgary - Petro-Canada announced today first quarter operating earnings from continuing operations adjusted for unusual items of $486 million ($0.95/share), compared with $460 million ($0.88/share) in the first quarter of 2005. First quarter 2006 cash flow from continuing operations was $857 million ($1.67/share), compared with $801 million ($1.54/share) in the same quarter of last year. Cash flow is before changes in non-cash working capital.

Net earnings for the first quarter in 2006 were $206 million ($0.40/share), compared with $118 million ($0.23/share) in the same period of 2005. Net earnings include unrealized gains or losses on derivative contracts and gains or losses on foreign currency translation and disposal of assets. Net earnings in the first quarter of 2006 include a $242 million charge for the United Kingdom (U.K.) supplemental corporate tax rate adjustment.

“Operational issues held us back this quarter, but we are in the process of making a full recovery,” said Ron Brenneman, president and chief executive officer. “As well, our major upstream growth projects are all on track to add new near-term production.”

On January 31, 2006, Petro-Canada closed the sale of its Syrian producing assets. These assets and associated results are reported as discontinued operations and are excluded from continuing operations. Net earnings from discontinued operations were $152 million in the first quarter of 2006, including a gain on disposal of $134 million, compared to net earnings of $8 million in the same quarter of last year.

First Quarter Results

	Three months ended March 31,
($ millions, except per share and share amounts) (1)	2006	2005
Consolidated Results
Operating earnings adjusted for unusual items (2)	$504	$468
Net earnings	206	118
Cash flow	$874	$854
Results From Continuing Operations
Operating earnings from continuing operations adjusted for unusual items (2)	$486	$460
- $/share	0.95	0.88
Net earnings from continuing operations	54	110
- $/share	0.11	0.21
Cash flow from continuing operations	857	801
- $/share	1.67	1.54
Dividends - $/share	0.10	0.08
Share buyback program	476	67
- millions of shares	8.8	1.9
Capital expenditures for continuing operations	$767	$879
Weighted-average common shares outstanding (millions of shares)	512.9	520.1

(1)	Per share amounts are quoted on a post-stock dividend basis.
(2)
Operating earnings adjusted for unusual items (which represent net earnings, excluding gains or losses on foreign currency translation and on disposal of assets, the unrealized gains or losses associated with the Buzzard derivative contracts, stock-based compensation costs, insurance premium surcharges, income tax adjustments, or Oakville closure costs) is used by the Company to evaluate operating performance.

PETRO-CANADA                                                    - 2 -

Operating Highlights

First quarter production from continuing operations was 355,000 barrels of oil equivalent/day (boe/d) (377,000 boe/d including Syria for the month of January only) in 2006, largely unchanged from 357,000 boe/d (431,000 boe/d including Syria) in the same quarter of 2005. Higher Oil Sands and International production was more than offset by lower natural gas volumes in North American Natural Gas. East Coast Oil production rose marginally quarter-over-quarter as the addition of White Rose production was offset by lower Terra Nova and Hibernia production.

“We made very good progress on our long-term projects this quarter, advancing the Fort Hills project and moving to the next stage of our Baltic LNG plans,” said Mr. Brenneman. “Our Downstream business has done a tremendous job ensuring the multi-year projects to produce cleaner-burning fuels are on schedule and on budget to be completed for this summer’s deadline.”

During the first quarter, the Downstream business restored production at the Mississauga lubricants plant to pre-incident levels and continued to deliver strong reliability at the Montreal and Edmonton refineries. The Edmonton ultra-low sulphur diesel project approached nearly five million hours of work without a lost-time injury, as the refinery commenced a major 63-day planned turnaround to complete tie-ins for the project.

	Three months ended March 31,
	2006	2005
Upstream - Consolidated
Production before royalties
Crude oil and natural gas liquids (NGL) production, net (thousands of barrels/day, Mb/d)	245.6	283.7
Natural gas production, net, excluding injectants (millions of cubic feet/day, MMcf/d)	787	883
Total production (1) (thousands of barrels of oil equivalent/day, Mboe/d)	377	431
Average realized prices
Crude oil and NGL ($/barrel, $/bbl)	64.82	52.76
Natural gas ($/thousand cubic feet, $/Mcf)	8.64	6.55
Upstream - Continuing Operations
Production from continuing operations before royalties
Crude oil and NGL production, net (Mb/d)	225.0	214.8
Natural gas production, net, excluding injectants (MMcf/d)	779	855
Total production (1) (Mboe/d)	355	357
Average realized prices from continuing operations
Crude oil and NGL ($/bbl)	64.18	52.22
Natural gas ($/Mcf)	8.65	6.60
Downstream
Petroleum product sales (thousands of cubic metres/day, m3/d)	49.9	53.2
Average refinery utilization (2) (%)	98	100
Downstream operating earnings after-tax (3) (cents/litre)	1.6	2.4

(1)	Total production includes natural gas converted at six Mcf of natural gas for one bbl of oil.
(2)	Includes Oakville capacity prorated to reflect partial operation of Oakville refinery prior to permanent closure, effective April 11, 2005.
(3)	Before additional depreciation and other charges related to the closure of the Oakville refinery.

PETRO-CANADA                                                   - 3 -

Outlook

Operational Updates

•	Edmonton refinery turnaround started in mid-March; the planned 62-day duration includes a 14-day total shutdown
•	Montreal and Edmonton ultra-low sulphur diesel projects remain on schedule and on budget for May completion
•	Scheduled gas plant turnarounds in Western Canada expected to lower second quarter production by approximately 20 million cubic feet per day of natural gas equivalent (MMcfe/d)
•	Terra Nova 70- to 90-day turnaround anticipated to start in mid-June 2006

Strategic Milestones

•	Hebron project suspended
•	Ramp up of White Rose production by mid-2006
•	Achieve first oil from Syncrude Stage III expansion in the second quarter
•	Complete expansion of lubricants plant by 25% in mid-2006
•	Continue to buy back shares using proceeds from the sale of mature Syrian assets
•	Achieve first oil at new North Sea developments late in 2006

Petro-Canada is one of Canada’s largest oil and gas companies, operating in both the upstream and downstream sectors of the industry in Canada and internationally. Its common shares trade on the Toronto Stock Exchange (TSX) under the symbol PCA and on the New York Stock Exchange (NYSE) under the symbol PCZ.

For more information, please contact:
INVESTOR AND ANALYST INQUIRIES                             MEDIA AND GENERAL INQUIRIES

Gordon Ritchie                                               Michelle Harries
Investor Relations                                        Corporate Communications
(403) 296-7691                                           (403) 296-3648

www.petro-canada.ca

PETRO-CANADA                                                    - 4 -

MANAGEMENT'S DISCUSSION AND ANALYSIS

The Management's Discussion and Analysis (MD&A), dated April 25, 2006, is set out in pages 4 to 24 and should be read in conjunction with: the unaudited Consolidated Financial Statements of the Company for the three months ended March 31, 2006; the MD&A for the year ended December 31, 2005; the audited Consolidated Financial Statements for the year ended December 31, 2005; and the Company's 2005 Annual Information Form (AIF) dated March 14, 2006.

NON-GAAP MEASURES

Cash flow, which is expressed as cash flow from operating activities before changes in non-cash working capital, is used by the Company to analyse operating performance, leverage and liquidity. Operating earnings, which represent net earnings excluding gains or losses on foreign currency translation and disposal of assets and unrealized gains or losses on the mark-to-market valuation of the derivative contracts associated with the Buzzard acquisition, are used by the Company to evaluate operating performance. Cash flow and operating earnings do not have a standardized meaning prescribed by Canadian generally accepted accounting principles (GAAP) and, therefore, may not be comparable with the calculations of similar measures for other companies. For reconciliations of the operating earnings and cash flow amounts to the associated GAAP measure, refer to the tables on pages 8 and 24 of this MD&A.

BUSINESS ENVIRONMENT

Market prices shown below influence average prices realized for crude oil, NGL, natural gas and petroleum products shown in the table on page 22.

UPSTREAM

Crude Oil

Geopolitical instability in Nigeria, continuing strife in Iraq, and increased tensions between the United States (U.S.) and Iran over access to nuclear capability pushed international oil prices above the $60 US mark and led to increased price volatility. The price of Dated Brent averaged $61.75 US/bbl in the first quarter of 2006, up 30% from $47.50 US/bbl in the first quarter of 2005. During the same period of 2006, the Canadian dollar averaged $0.87 US, up from $0.82 US in the first quarter of 2005.

As a result, Petro-Canada’s corporate-wide realized Canadian dollar prices for crude oil and NGL rose 23%, from $52.76/bbl in the first quarter of 2005 to $64.82/bbl in the first quarter of 2006.

In the first quarter, the spread between Dated Brent and Mexican Maya narrowed slightly to $14.08 US/bbl, compared with $14.89 US/bbl in the first quarter of 2005. In Canada, the spread between Edmonton Light and Western Canada Select (WCS) widened to $29.29/bbl in the first quarter of 2006, compared with $23.59/bbl in the first quarter of 2005.

PETRO-CANADA                                                    - 5 -

Natural Gas

After starting the year at double-digit levels, North American natural gas prices weakened considerably toward the end of the quarter as one of the warmest winters on record led to falling gas demand. In the first quarter of 2006, NYMEX Henry Hub natural gas prices averaged $9.08 US/million British thermal units (MMBtu), up 44% from $6.32 US/MMBtu in the first quarter of 2005.

Petro-Canada’s realized Canadian dollar prices for its North American Natural Gas business averaged $8.69/Mcf in the first quarter of 2006, up 30% from $6.67/Mcf in the first quarter of 2005, reflecting market price trends.

DOWNSTREAM

Two product specification events lent support to refining margins throughout most of the quarter. Despite warm winter weather, concern about potential supply disruptions caused by the introduction of ultra-low sulphur diesel in the U.S. and Canada by June 2006 maintained heating crack spreads at strong levels. The phasing out of Methyl Tertiary Butyl Ether (MTBE) from gasoline in the U.S. and a heavy refinery turnaround season helped to maintain gasoline crack spreads at fairly robust levels. As a result, the first quarter New York Harbour 3-2-1 refinery crack spreads averaged $7.08 US/bbl, up 18% from $6.01 US/bbl in the first quarter of 2005.

The average market prices for the three months ended March 31 were:

	Three months ended March 31,
	2006	2005
Dated Brent at Sullom Voe (US$/bbl)	61.75	47.50
West Texas Intermediate (WTI) at Cushing (US$/bbl)	63.48	49.84
Dated Brent-Maya FOB price differential (US$/bbl)	14.08	14.89
Edmonton Light (Cdn$/bbl)	69.50	61.86
Edmonton Light/Western Canada Select FOB price differential (Cdn$/bbl)	29.29	23.59
Natural gas at Henry Hub (US$/MMBtu)	9.08	6.32
Natural gas at AECO (Cdn$/Mcf)	9.67	6.97
New York Harbour 3-2-1 crack spread (US$/bbl)	7.08	6.01
Exchange rate (US cents/Cdn$)	86.6	81.5

PETRO-CANADA                                                    - 6 -

The following table shows the estimated after-tax effects that changes in certain factors would have had on Petro-Canada's 2005 net earnings from continuing operations had these changes occurred. Amounts are in Canadian dollars unless otherwise specified.

		Annual net	Annual net
Factor (1), (2)	Change (+)	earnings impact	earnings impact
		(millions of dollars)	($/share) (3)
Upstream
Price received for crude oil and NGL(4)	$1.00/bbl	$43	$0.08
Price received for natural gas	$0.25/Mcf	32	0.06
Exchange rate: Cdn$/US$ refers to impact on upstream earnings from continuing operations (5)	$0.01	(36)	(0.07)
Crude oil and NGL production	1,000 b/d	9	0.02
Natural gas production	10 MMcf/d	11	0.02
Buzzard derivative contracts (unrealized) (6)	$1.00/bbl	(19)	(0.04)
Downstream
New York Harbour 3-2-1 crack spread	$0.10 US/bbl	6	0.01
Light/heavy crude price differential	$1.00 US/bbl	7	0.01
Corporate
Exchange rate: Cdn$/US$ refers to impact of the revaluation of U.S. dollar denominated, long-term debt (7)	$0.01	$14	$0.03

(1) The impact of a change in one factor may be compounded or offset by changes in other factors. This table does not consider the impact of any inter-relationship among the factors.
(2) The impact of these factors is illustrative.
(3) Per share amounts are based on the number of shares outstanding at December 31, 2005.
(4) This sensitivity is based upon an equivalent change in the price of WTI and Dated Brent.
(5) A strengthening Canadian dollar versus the U.S. dollar has a negative effect on upstream earnings from continuing operations.
(6) This refers to gains or losses on the forward sales contracts for the future sale of 35.8 MMbbls of Brent crude oil that were entered into in connection with the Company's acquisition of an interest in the Buzzard field in the U.K. sector of the North Sea.
(7) A strengthening Canadian dollar versus the U.S. dollar has a positive effect on corporate earnings with respect to the Company's U.S. denominated debt. The impact refers to gains or losses on $1.4 billion US of the Company’s U.S. denominated long-term debt and interest costs on U.S. denominated debt. Gains or losses on $1.1 billion US of the Company’s U.S. denominated long-term debt, associated with the self-sustaining International business segment and the U.S. Rockies operations included in the North American Natural Gas business segment, are deferred and included as part of shareholders’ equity.

PETRO-CANADA                                                    - 7 -

BUSINESS STRATEGY

Petro-Canada's strategy is to create shareholder value by improving the profitability of the base business and by delivering long-term, profitable growth.

Upstream projects are expected to deliver average annual production growth from continuing operations of 8% to 11% in the next three years. At the same time, as the Downstream business completes regulatory projects in mid-2006, the Company intends to shift investment to growth projects, such as converting the Edmonton refinery to run oil sands feedstocks. Further ahead, the Company is starting to build the second wave of upstream projects for production growth beyond 2008.

Strategic Priorities	Quarterly Progress
DELIVERING PROFITABLE GROWTH WITH A FOCUS ON OPERATED, LONG-LIFE ASSETS
•  completed sale of mature, non-operated Syrian producing assets;
•  selected Sturgeon County for Fort Hills upgrader location;
•  purchased two additional oil sands leases adjacent to existing Fort Hills leases; and
•  signed agreement to proceed with initial engineering design to build a Baltic liquefied natural gas (LNG) plant.

DRIVING FOR FIRST QUARTILE OPERATION OF OUR ASSETS
•  commenced steaming of a third well pad at MacKay River, targeting 27,000 b/d to 30,000 b/d late in 2006;
•  achieved excellent plant reliability at Edmonton and Montreal refineries and recovered from lubricants plant fire; and
•  experienced reduced production at Terra Nova due to equipment issues.

MAINTAINING FINANCIAL DISCIPLINE AND FLEXIBILITY
•  ended the quarter with debt levels at 23.9% of total capital and a ratio of  0.8 times debt-to-cash flow; and
•  repurchased 8.8 million common shares of the Company at an average price of $54.14/share for a total cost of $476 million.

CONTINUING TO WORK AT BEING A RESPONSIBLE COMPANY
•  supported Canadian Olympic and Paralympic athletes at the Torino 2006 Winter Games; and
•  approached five million hours of work without a lost-time injury on the Edmonton ultra-low sulphur diesel project.

STRATEGIC MILESTONES

Q2 2006	Q3 2006	Q4 2006	2007
▼	▼	▼	▼

▪ ramp up White Rose production; and ▪ achieve first oil from Syncrude Stage III expansion.	▪ complete 25% expansion of lubricants plant.	▪ receive regulatory decision on Gros-Cacouna project; ▪ start up North Sea developments (De Ruyter, L5b-C and Buzzard); and ▪ achieve plateau production at MacKay River.
▪  file Sturgeon Upgrader regulatory application;
▪  ramp up Buzzard production;
▪  double U.S. Rockies production;
▪  receive regulatory decision on MacKay River expansion; and
▪  make decision on coker addition at Montreal refinery.

PETRO-CANADA                                                    - 8 -

ANALYSIS OF CONSOLIDATED EARNINGS AND CASH FLOW

Earnings Analysis

During the first quarter of 2006, Petro-Canada closed the sale of the Company’s producing assets in Syria. These assets and associated results are reported as discontinued operations and are excluded from continuing operations.

	Three months ended March 31,
($ millions, except per share amounts) (1)	2006	($/share)	2005	($/share)
Net earnings	$206	$0.40	$118	$0.23
Net earnings from discontinued operations	152		8
Net earnings from continuing operations	$54	$0.11	$110	$0.21
Foreign currency translation gain (loss) (2)	(1)		(4)
Unrealized gain (loss) on Buzzard
derivative contracts (3)	(149)		(313)
Gain on asset sales	2		-
Operating earnings from continuing operations	202		427
Stock-based compensation	(42)		(12)
Insurance premium surcharges (4)	-		(20)
Income tax adjustments	(242)		-
Oakville closure costs	-		(1)
Operating earnings from continuing operations adjusted for unusual items	$486	$0.95	$460	$0.88
Operating earnings from discontinued operations adjusted for unusual items	18		8
Operating earnings adjusted for unusual items	$504	$0.98	$468	$0.90

(1) Per share amounts are quoted on a post-stock dividend basis.
(2) Foreign currency translation reflects gains or losses on U.S. dollar denominated long-term debt not associated with the self-sustaining International business unit and the U.S. Rockies operations included in the North American Natural Gas business unit.
(3) As part of its acquisition of an interest in the Buzzard field in the U.K. sector of the North Sea in June 2004, the Company entered into derivative contracts for half of its share of estimated production for the first 3 1/2 years.
(4) Insurance premium surcharges include accruals and surcharges for Oil Insurance Ltd. (OIL) policies. OIL is a mutual insurance company that insures against property damage losses in the energy sector.

In the first quarter of 2006, operating earnings from continuing operations included a $242 million charge for the U.K. supplemental corporate tax rate adjustment and a $42 million charge related to the mark-to-market valuation of stock-based compensation. In the first quarter of 2005, operating earnings from continuing operations included a number of unusual items: a $20 million charge related to insurance premium surcharges, a $12 million charge related to the mark-to-market valuation of stock-based compensation and a $1 million charge related to the closure of the Oakville refinery.

Earnings Variances

Q1/06 VERSUS Q1/05 FACTOR ANALYSIS

Operating Earnings from Continuing Operations Adjusted for Unusual Items
(millions of dollars, after-tax)

Operating earnings from continuing operations adjusted for unusual items in the first quarter of 2006 increased to $486 million ($0.95/share), compared with $460 million ($0.88/share) in the first quarter of 2005. This increase reflected higher realized upstream commodity prices partially offset by increased operating, exploration, depreciation, depletion and amortization expense, lower realized refining margins and Downstream volumes due to the lubricants plant fire.

(1)	Upstream volume includes the portion of depreciation, depletion and amortization expense associated with changes in upstream production levels.
(2)	Other mainly includes interest expense, foreign exchange, changes in effective tax rates and upstream inventory movements.

PETRO-CANADA                                                                                                                      - 9 -

Operating Earnings from Continuing Operations Adjusted for Unusual Items by Segment
(millions of dollars, after-tax)

Operating earnings from continuing operations adjusted for unusual items on a segmented basis in the first quarter of 2006 increased 6% to $486 million, compared with $460 million in the first quarter of 2005. The increase in first quarter operating earnings from continuing operations adjusted for unusual items reflected higher East Coast Oil, North American Natural Gas and International operating earnings. This was partially offset by lower Downstream operating earnings, higher Shared Services costs and a higher Oil Sands operating loss.

Net earnings in the first quarter of 2006 were $206 million ($0.40/share), compared with $118 million ($0.23/share) in the same period of 2005. Net earnings include net earnings from discontinued operations, gains or losses on foreign currency translation, unrealized gains or losses on Buzzard derivative contracts and gains or losses on asset sales. Net earnings in the first quarter of 2006 were higher than the first quarter of 2005 due to the gain on disposal of the Syrian assets and a lower unrealized loss on the Buzzard derivative contracts offset by the U.K. supplemental corporate tax rate adjustment.

During the first quarter of 2006, cash flow from continuing operations was $857 million ($1.67/share), up from $801 million ($1.54/share) in the same quarter of 2005. The increase in cash flow reflected higher operating earnings from continuing operations.

UPSTREAM

Production from Continuing Operations

Petro-Canada converts volumes of natural gas to oil equivalent at a rate of six Mcf of natural gas to one bbl of oil. Production volumes disclosed refer to net working interest before royalties, unless otherwise specified.

In the first quarter of 2006, production from continuing operations of crude oil, NGL and natural gas averaged 355,000 boe/d, compared with 357,000 boe/d in the first quarter of 2005. Higher Oil Sands and International production was more than offset by lower volumes in North American Natural Gas. East Coast Oil production rose marginally quarter-over-quarter as the addition of White Rose production was offset by lower Terra Nova and Hibernia production.

PETRO-CANADA                                                    - 10 -

North American Natural Gas

	Three months ended March 31,
(millions of dollars)	2006	2005
Net earnings and operating earnings	$139	$103
Insurance premium surcharges	-	(1)
Operating earnings adjusted for unusual items	$139	$104
Cash flow from operating activities before changes in non-cash working capital	$264	$228

Higher prices were partially offset by anticipated natural declines in production, resulting in higher net earnings for North American Natural Gas in the first quarter of 2006. Petro-Canada is increasing its focus on unconventional natural gas production. New investment is targeting tight gas in Western Canada and production from coal bed methane (CBM) in the U.S. Rockies which, if successful, would offset natural declines from existing assets.

In the first quarter of 2006, North American Natural Gas contributed $139 million of operating earnings adjusted for unusual items, compared with $104 million in the first quarter of 2005. Stronger prices were partially offset by lower volumes and increased operating costs. Increased operating costs were mainly due to industry-wide cost pressures.

Net earnings for North American Natural Gas were $139 million, up 35% from $103 million in the first quarter of 2005.

North American Natural Gas Production and Pricing

In the first quarter of 2006, North American Natural Gas production declined by 10% compared with the same period in 2005. Lower production reflected natural declines as well as unplanned maintenance at partner-operated processing facilities in Western Canada and delayed production in the U.S. Rockies.

Western Canada and U.S. Rockies realized natural gas prices in the first quarter of 2006 increased 30% compared with the same quarter of 2005.

	First Quarter 2006	First Quarter 2005
Production (MMcfe/d)	723	799
Western Canada realized natural gas price ($/Mcf)	$8.74	$6.70
U.S. Rockies realized natural gas price ($/Mcf)	$7.95	$6.26

In the U.S. Rockies, delays in obtaining CBM water treatment permits last year delayed the gas production increase in 2006. In February, water treatment permits required for 2005 and 2006 wells were approved. This is resulting in a ramp up of coal de-watering, which is expected to increase natural gas production later in 2006 and in 2007. In Western Canada, the Company secured drilling rigs required for this year’s drilling program and will start a shallow tight gas drilling program in the Medicine Hat area in the second quarter.

Planned turnarounds at processing and gathering facilities are expected to lower production by approximately 20 MMcfe/d in the second quarter.

Other Developments

In the first quarter of 2006, Petro-Canada and  FEX  L.P. (a subsidiary of Talisman Energy Inc.) reached a pooling agreement for the joint exploration of acreage in the National Petroleum Reserve-Alaska.  As a result of this agreement, Petro-Canada obtained a 30% interest in the Aklaq-2 exploration well, which was drilled in the first quarter of 2006 and has since been suspended in anticipation of future evaluation.

PETRO-CANADA                                                   - 11 -

East Coast Oil

	Three months ended March 31,
(millions of dollars)	2006	2005
Net earnings and operating earnings	$229	$169
Insurance premium surcharges	-	(9)
Operating earnings adjusted for unusual items	$229	$178
Cash flow from operating activities before changes in non-cash working capital	$292	$227

Solid quarterly earnings reflected higher realized prices and higher production despite Terra Nova equipment issues.

In the first quarter of 2006, East Coast Oil contributed $229 million of operating earnings adjusted for unusual items, up 29% from $178 million in the first quarter of 2005. Stronger realized prices, slightly higher volumes and the positive impact of inventory movements were partially offset by higher operating costs. Increased operating costs in the first quarter of 2006 were primarily due to incremental costs relating to the White Rose startup and preliminary spending on the Terra Nova turnaround.

Net earnings for East Coast Oil were $229 million in the first quarter of 2006, up from $169 million in the first quarter of 2005.

East Coast Oil Production and Pricing

In the first quarter of 2006, East Coast Oil production averaged 79,400 b/d an increase of 2% compared with 77,900 b/d in the same period of 2005. Higher production reflected the addition of White Rose, mainly offset by lower Terra Nova and Hibernia production. Terra Nova production was impacted by unplanned maintenance to the gear box of one of the two main power generators and delays in drilling the Far East well. Hibernia production was lower due to facility performance in the quarter.

During the first quarter of 2006, East Coast Oil realized crude prices increased 26% compared with the first quarter of 2005.

	First Quarter 2006	First Quarter 2005
Production (b/d)
Terra Nova	26,100	36,800
Hibernia	35,800	41,100
White Rose	17,500	-
Average realized crude price ($/bbl)	$69.21	$55.08

Scheduled Turnarounds

An extended turnaround at Terra Nova is scheduled to commence in mid-June 2006 and last 70 to 90 days. Detailed plans will be submitted for final partner approval at the end of April.

East Coast Royalties

In the first quarter of 2006, East Coast Oil royalties averaged 10%, up from 4% in the first quarter of 2005. The Terra Nova project reached tier one payout in the fourth quarter of 2005. As a result, royalty payments at Terra Nova increased from 5% to 22% of gross revenues in the first quarter of 2006. New production from White Rose was subject to a basic royalty of 1% of gross field revenue in the first quarter of 2006.

Other Developments

In March 2006, the first production well was on-stream in the Far East Block of the Terra Nova field. The well is currently under evaluation to determine final production levels.

PETRO-CANADA                                                    - 12 -

In April 2006, Petro-Canada and its partners in the Hebron development decided to suspend negotiations with the Government of Newfoundland and Labrador and demobilize the Hebron project team after failing to reach a development agreement. Petro-Canada continues to consider Hebron a quality asset. While project activities have been suspended at this time, Petro-Canada and its project partners remain positive that the project could proceed at a future date with the conclusion of a definitive agreement with the provincial government.

Oil Sands

	Three months endedMarch 31,
(millions of dollars)	2006	2005
Net loss and operating loss	$(19)	$(19)
Insurance premium surcharges	-	(2)
Operating loss adjusted for unusual items	$(19)	$(17)
Cash flow from operating activities before changes in non-cash working capital	$29	$45

The Fort Hills upgrader location was announced during the quarter while, at Syncrude, the final commissioning tie-ins for the Stage III expansion commenced.

Oil Sands recorded an operating loss adjusted for unusual items of $19 million in the first quarter of 2006, down from a $17 million operating loss in the first quarter of 2005. Higher realized prices and volumes, along with lower exploration charges, were more than offset by increased operating costs and depreciation, depletion and amortization expense. Higher operating costs at Syncrude reflect increased natural gas costs, planned maintenance expenditures, higher flexible compensation and Stage III expansion commissioning costs. Increased operating costs at MacKay River were primarily due to higher natural gas costs.

In the first quarter of 2006, Oil Sands net loss was $19 million, the same as the first quarter of 2005.

Oil Sands Production and Pricing

Syncrude production increased 30% in the first quarter of 2006 compared with the first quarter of 2005. The increase year-over-year related to temporary hydrogen plant shutdowns in the first quarter of 2005, which reduced production. Both first quarters included planned coker turnarounds. Syncrude realized prices averaged 8% higher in the first quarter of 2006 compared to the first quarter of 2005.

MacKay River production was up 7% in the first quarter of 2006 compared with the same period of 2005. MacKay River reliability remained strong at over 98% during the first quarter of 2006. MacKay River’s third well pad began steaming in January and production is expected to commence in the second quarter, with ramp up throughout 2006. MacKay River realized bitumen prices increased 8% in the first quarter of 2006 compared to the first quarter of 2005.

	First Quarter 2006	First Quarter 2005
Production (b/d)
Syncrude	24,600	18,900
MacKay River	20,800	19,400
Syncrude realized crude price ($/bbl)	$69.29	$64.40
MacKay River realized bitumen price ($/bbl)	$11.24	$10.37

Syncrude Stage III expansion is expected to be on-stream in the second quarter of 2006 and ramp up through the remainder of the year. Syncrude is anticipated to reach royalty payout early in the second quarter of 2006. If oil prices remain at current high levels, the total royalty payable in 2006 is expected to equate to a rate of approximately 10% of gross revenue.

PETRO-CANADA                                                    - 13 -

Fort Hills Project

In January, the Fort Hills partners acquired two additional leases adjacent to the existing Fort Hills leases to afford greater mine planning flexibility.

Sturgeon County, 40 kilometres northeast of Edmonton, has been selected as the location for the upgrading facility to process bitumen from the Fort Hills mine. The upgrading facility will be built on lands that are zoned for heavy industrial development. Concept screening and selection, including the preparation of a design basis memorandum, is now underway for the mine, bitumen production and Sturgeon Upgrader. The partners anticipate filing a regulatory application for the upgrader and initiating front-end engineering and design by the end of 2006 or early 2007.

International

	Three months ended March 31,
(millions of dollars)	2006	2005
Net loss from continuing operations	$(281)	$(208)
Unrealized gain (loss) on Buzzard derivative contracts	(149)	(313)
Operating earnings (loss) from continuing operations	$(132)	$105
Insurance premium surcharges	-	(1)
Income tax adjustments	(242)	-
Operating earnings from continuing operations adjusted for unusual items	$110	$106
Cash flow from continuing operating activities before changes in non-cash working capital	$211	$206

The sale of the mature non-operated assets in Syria was completed January 31, 2006 and the LNG strategy was furthered with the signing of the next stage agreement for a Baltic liquefaction plant in Russia.

International contributed $110 million of operating earnings from continuing operations adjusted for unusual items in the first quarter of 2006, compared with $106 million in the first quarter of 2005. The positive impact of higher realized commodity prices and slightly higher production were partially offset by increased operating, exploration, and depreciation, depletion and amortization expenses. Exploration expenditure increases in the first quarter of 2006 reflect seismic work in Trinidad and Tobago.

In the first quarter of 2006, International had a net loss from continuing operations of $281 million, compared with a net loss of $208 million in the first quarter of 2005. Net loss from continuing operations in the first quarter of 2006 included a $242 million charge for the U.K. supplemental corporate tax rate adjustment and a $149 million unrealized loss on the Buzzard derivative contracts. Net loss from continuing operations in the first quarter of 2005 included a $313 million unrealized loss on the Buzzard derivative contracts and a $1 million charge related to insurance premium surcharges.

International Production and Pricing

	First Quarter 2006	First Quarter 2005
Production from continuing operations (boe/d)
Northwest Europe	47,800	47,300
North Africa/Near East	50,700	48,100
Northern Latin America	11,000	12,500
Average realized crude oil and NGL prices from continuing operations ($/bbl)	$71.28	$56.41
Average realized natural gas price from continuing operations ($/Mcf)	$8.47	$6.30

PETRO-CANADA                                                      - 14 -

International production from continuing operations was 109,500 boe/d in the first quarter of 2006, slightly higher than 107,900 boe/d in the first quarter of 2005. Increased production from Libya was partially offset by slightly lower production in Trinidad and Tobago.

International realized commodity prices from continuing operations remained strong as crude oil and NGL realized prices rose 26% in the first quarter of 2006 compared with the same period of 2005. International realized prices from continuing operations for natural gas were also up in the first quarter of 2006, by 34% compared with the prior year.

Northwest Europe

First quarter production averaged 47,800 boe/d, up slightly from 47,300 boe/d in the same period last year. Production from the U.K. sector of the North Sea averaged 32,800 boe/d in the first quarter of 2006, up from 30,800 boe/d in the same period last year due to the Pict development coming on-stream mid-2005. Production in the Netherlands sector of the North Sea averaged 15,000 boe/d in the first quarter of 2006, compared with 16,500 boe/d in the first quarter of 2005, reflecting natural declines.

Progress on the Buzzard field development continues on schedule and on budget, with more than 90% of the construction complete. First oil is expected around the end of 2006, with an estimated peak production of 60,000 boe/d net to Petro-Canada as the field ramps up in 2007.

In the Netherlands, development of De Ruyter and L5b-C are on schedule and on budget. The two projects are expected to be on-stream in late 2006, with peak production of 13,000 boe/d net to Petro-Canada expected in 2007.

North Africa/Near East

Production in Libya averaged 50,700 boe/d in the first quarter of 2006, up slightly from 48,100 boe/d in the same quarter of 2005.

Exploration activity continues in the North Africa/Near East region. In Syria, the Block II seismic program was completed and two exploration wells are planned for late 2006 or early 2007. In Tunisia, two offshore prospecting permits were signed in January, in partnership with Anadarko.

Northern Latin America

Trinidad and Tobago offshore gas production averaged 66 MMcf/d in the first quarter of 2006, down from 75 MMcf/d in the first quarter of 2005. Lower production is due to reduced supplies to the Atlantic LNG train in accordance with the contracted supply schedule. According to the supply schedule, volumes are expected to increase in mid-2006.

The seismic program on Block 22 offshore Trinidad and Tobago was completed in the first quarter and was approximately 60% complete on Blocks 1a and 1b. Drilling plans are being developed pending evaluation of the seismic data and obtaining environmental approvals.

During the first quarter of 2006, the La Ceiba test production was shut-in pending Venezuelan government approval of the field development plan.

U.K. Tax Regime

In March, the U.K. government substantively enacted legislation which increased the supplementary corporation tax rate applicable to oil and gas exploration and production activities from 10% to 20%, effective January 1, 2006, resulting in an increase to Petro-Canada's marginal tax rate in the UK from 40% to 50%. As a result, Petro-Canada recorded a $242 million charge to future income tax expense in the first quarter of 2006.

Other Developments

In March, the Company announced an agreement to proceed with initial engineering design to build a Baltic gas liquefaction plant near St. Petersburg, Russia. The preliminary engineering studies will provide cost and schedule estimates from which the Company may proceed into detailed design engineering for the liquefaction plant.

PETRO-CANADA                                                    - 15 -

Discontinued Operations

On January 31, 2006, Petro-Canada completed the sale of the Company’s producing assets in Syria to a joint venture of companies owned by India’s Oil and Natural Gas Corporation Limited and the China National Petroleum Corporation for net proceeds of $640 million. The sale resulted in a gain on disposal of $134 million. This sale aligns with Petro-Canada’s strategy to increase the proportion of long-life and operated assets within the portfolio. Petro-Canada’s activities in Syria remain an important part of the North Africa/Near East producing region, with an active exploration program in Block II and the continued pursuit of new opportunities.

One month of production was recorded in the first quarter of 2006 as the sale closed on January 31. The assets produced an average of 22,000 boe/d in the first quarter of 2006, down from 74,000 boe/d in the same period in 2005.

Discontinued operations	Three months ended March 31,
(millions of dollars, unless otherwise noted)	2006	2005
Net earnings from discontinued operations	$152	$8
Gain on sale of assets	134	-
Operating earnings from discontinued operations	$18	$8
Cash flow from operating activities before changes in non-cash working capital	$17	$53
Production (boe/d)	22,000	74,000
Average realized crude oil and NGL price ($/bbl)	$71.84	$54.45
Average realized natural gas price ($/Mcf)	$7.94	$4.80

DOWNSTREAM

	Three months ended March 31,
(millions of dollars)	2006	2005
Net earnings	$75	$113
Gain on sale of assets	2	-
Operating earnings	$73	$113
Insurance premium surcharges	-	(7)
Oakville closure costs	-	(1)
Operating earnings adjusted for unusual items	$73	$121
Cash flow from operating activities before changes in non-cash working capital	$135	$137

Lower earnings in the first quarter reflected the impact of a fire at the Mississauga lubricants plant and lower realized refining margins.

In the first quarter of 2006, the Downstream business contributed $73 million of operating earnings adjusted for unusual items, down from $121 million in the same quarter of 2005. The decrease in operating earnings reflected the impact of the fire at the lubricants facility (approximately $26 million after-tax), lower realized refining margins and higher operating costs as a result of a planned turnaround at the Edmonton refinery. These factors were partially offset by increased marketing margins.

The Downstream business recorded net earnings of $75 million, compared with $113 million in the same quarter of 2005. Net earnings in the first quarter of 2006 included a $2 million gain on the sale of assets. Net earnings in the first quarter of 2005 included a $7 million charge related to insurance premium surcharges and a $1 million charge related to the consolidation of Eastern Canada refinery operations.

PETRO-CANADA                                                   - 16 -

Downstream Operating Earnings Adjusted For Unusual Items

	First Quarter 2006	First Quarter 2005
Refining and Supply operating earnings adjusted for unusual items (millions of dollars)	$43	$91
New York Harbour 3-2-1 crack spread (US$/bbl)	$7.08	$6.01
Marketing operating earnings adjusted for unusual items (millions of dollars)	$30	$30

The average New York Harbour 3-2-1 refinery crack spread was $7.08 US/bbl in the first quarter of 2006, up from $6.01 US/bbl in the first quarter of 2005. The average international light/heavy crude price differential was lower at $14.08 US/bbl in the first quarter of 2006, compared with $14.89 US/bbl in 2005. Petro-Canada realized refining margins were down compared with the industry benchmarks in the first quarter due to depressed wholesale distillate margins in Western Canada.

In the first quarter of 2006, total sales of refined petroleum products were down 6%, compared with the same period last year. The reduced volumes were mainly a result of lower asphalt and heavy fuel oil sales associated with the consolidation of Eastern Canada refinery operations and lower sales of furnace fuel oil due to warmer weather.

Refining and Supply contributed first quarter 2006 operating earnings adjusted for unusual items of $43 million, compared with $91 million in the same quarter of 2005. Results were impacted by the fire at the lubricants plant, lower distillate and chemical margins, and higher operating expenses associated with the planned turnaround at the Edmonton refinery. These results were partially offset by higher gasoline cracking margins.

On January 7, 2006, a fire occurred at the Mississauga lubricants plant. The Company's investigation indicated that the fire occurred during a routine maintenance procedure in a fractionation section of the plant. The lubricants plant operated at 50% capacity following the fire. Repairs have been completed and production on the unit was successfully restored to pre-incident levels on March 12, 2006.

Marketing contributed first quarter 2006 operating earnings adjusted for unusual items of $30 million, consistent with the same quarter of 2005. Retail marketing margins improved in the quarter as wholesale costs retreated and commodity prices declined. This was offset by lower wholesale volumes, decreased seasonal non-petroleum revenues related to mild winter weather conditions, and increased operating costs due to higher fuel prices.

Downstream Turnaround Activity

The Edmonton refinery commenced a 62-day planned turnaround on March 13. The Montreal refinery began its planned unifiner turnaround in March 2006 and has a planned platformer turnaround scheduled for June 2006. In addition to routine maintenance, these turnarounds allow for the tie-in of new diesel desulphurization units that meet federal ultra-low sulphur diesel requirements, which will be in effect on June 1, 2006. The turnarounds and work on the new diesel desulphurization units remain on schedule and on budget. Additional turnaround activity is scheduled for later in the year.

The lubricants plant is expected to start a planned 24-day partial turnaround in May 2006 to complete tie-ins for the expansion of the Mississauga plant.

PETRO-CANADA                                                   - 17 -

CORPORATE

Shared Services	Three months ended March 31,
(millions of dollars)	2006	2005
Net loss	$(89)	$(48)
Foreign currency translation gain (loss)	(1)	(4)
Operating loss	$(88)	$(44)
Stock-based compensation	(42)	(12)
Operating loss adjusted for unusual items	$(46)	$(32)
Cash flow from operating activities before changes in non-cash working capital	$(74)	$(42)

Shared Services recorded an operating loss adjusted for unusual items of $46 million in the first quarter of 2006, compared with a loss of $32 million for the same period in 2005. The first quarter 2006 operating loss included a $42 million charge related to the mark-to-market valuation of stock-based compensation, compared with a $12 million charge in the first quarter of 2005.

Interest expense was $45 million before-tax during the first quarter of 2006, up from $34 million in the first quarter of the prior year, mainly as a result of higher average levels of debt.

In the first quarter of 2006, Shared Services recorded a net loss of $89 million, compared with $48 million in the first quarter of 2005. Net loss from Shared Services included losses on foreign currency translation related to long-term debt.

Cash flow was affected by two items that typically cause differences between earnings and cash flow. Tax deferrals resulting from the Company's upstream partnership decreased cash flow by about $15 million in the quarter, compared to an increase of $10 million in the same period last year. The inventory valuation method prescribed for income tax purposes in the Downstream business decreased first quarter cash flow by approximately $15 million, compared with a decrease of $40 million in the first quarter of 2005.

LIQUIDITY AND CAPITAL RESOURCES

Summary of Cash Flows

	Three months ended March 31,
(millions of dollars)	2006	2005
Cash flow from continuing operations	$857	$801
Cash flow from discontinued operations	17	53
Cash flow	874	854
Net cash inflows (outflows) from:
Investing activities before changes in non-cash working capital	(123)	(892)
Financing activities before changes in non-cash working capital	(506)	229
(Increase) decrease in non-cash working capital	39	(272)
Increase (decrease) in cash and cash equivalents	$284	$(81)
Cash and cash equivalents	$1,073	$89

Petro-Canada’s financing strategy ensures financial strength and flexibility to support profitable growth in all business environments. Two key measures that Petro-Canada uses to measure the Company’s overall financial strength are debt-to-cash flow and debt-to-debt plus equity. Petro-Canada’s debt-to-cash flow from continuing operations ratio, a key short-term leverage measure, was 0.8 times at March 31, 2006. This is within the Company’s target range of no more than 2.0 times. Debt-to-debt plus equity, the long-term measure for capital structure, was 23.9% at March 31, 2006, slightly below the target range of 25% to 35%.

Financial Ratios	March 31, 2006	December 31, 2005	March 31, 2005
Debt-to-cash flow (1) (times)	0.8	0.8	0.9
Debt-to-debt plus equity (%)	23.9	23.5	25.1

(1)	From continuing operations.

PETRO-CANADA                                                    - 18 -

Operating Activities

Excluding cash and cash equivalents, short-term notes payable and the current portion of long-term debt, the operating working capital deficiency including discontinued operations, was $792 million at the end of the first quarter of 2006, compared with an operating working capital deficiency of $656 million as at December 31, 2005. The working capital deficiency was higher primarily due to a decrease in accounts receivable partially offset by an increase in inventories.

Investing Activities

Capital and Exploration Expenditures	Three months ended March 31,
(millions of dollars)	2006	2005
Upstream
North American Natural Gas	$213	$249
East Coast Oil	53	59
Oil Sands	119	150
International (1)	121	153
	506	611
Downstream
Refining and Supply	237	227
Sales and Marketing	8	25
Lubricants	6	2
	251	254
Shared Services	1	-
Total property, plant and equipment
and exploration	758	865
Deferred charges and other assets	9	14
Total continuing operations	767	879
Discontinued operations	1	14
Total	$768	$893

(1)	International excludes capital expenditures related to the Syrian producing assets.

Financing Activities

At the end of the first quarter of 2006, the Company’s syndicated committed credit facilities totalled $2,000 million. The Company also had bilateral demand credit facilities of $400 million. A total of $1,388 million of the credit facilities was used for letters of credit and overdraft coverage at March 31, 2006. The syndicated facilities also provide liquidity support to Petro-Canada’s commercial paper program. No commercial paper was outstanding at the end of the first quarter of 2006.

As at March 31, 2006, the Company’s unsecured long-term debt securities were rated Baa2 by Moody’s Investor Services, BBB by Standard & Poor’s Corp. and A (low) by Dominion Bond Rating Service. The Company’s long-term debt ratings remained unchanged from year-end 2005.

Normal Course Issuer Bid (NCIB)

Petro-Canada’s priority uses of cash are to fund the capital program and profitable growth opportunities, and to return cash to shareholders through dividends and a share buyback program. Petro-Canada’s current NCIB program extends to June 21, 2006 and entitles the Company to purchase up to 5% of its outstanding common shares, subject to certain conditions.

Period	Shares Repurchased (1)		Average Price		Total Cost
	2006	2005	2006	2005	2006	2005
First quarter	8,786,800	1,889,800	$54.14	$35.30	$476 million	$67 million

(1) Stated on a post-stock dividend basis.

Contingent Liabilities and Contractual Obligations

Contractual obligations are summarized in the Company’s 2005 annual MD&A and contingent liabilities are disclosed in Note 25 of the 2005 annual Consolidated Financial Statements. During the first quarter of 2006, total contractual obligations did not change significantly from December 31, 2005.

PETRO-CANADA                                                   - 19 -

Off Balance Sheet

The Company has certain retail licensee agreements that qualify as variable interest entities as described in Note 26 to the 2005 annual Consolidated Financial Statements. These entities are not consolidated as Petro-Canada is not the primary beneficiary and the Company’s maximum exposure to losses from these arrangements is not expected to be material.

RISK

Derivative Contracts

As part of its acquisition of an interest in the Buzzard field in the U.K. sector of the North Sea, Petro-Canada entered into a series of derivative contracts related to the future sale of crude oil based on Brent crude oil prices. As a result of the increase in oil prices and weakening Canadian dollar from the fourth quarter of 2005, the mark-to-market unrealized loss associated with these Buzzard contracts was $149 million after-tax in the first quarter of 2006, compared to an unrealized loss of $313 million after-tax in the first quarter of 2005.

As at March 31, 2006, there was no material change in the Company’s risks or risk management activities since December 31, 2005. Petro-Canada’s risk management activities are conducted according to policies and guidelines established by the Board of Directors. Readers should refer to Petro-Canada’s 2005 AIF and the risk management section of the 2005 annual MD&A.

SHAREHOLDER INFORMATION

As at March 31, 2006, Petro-Canada’s common shares outstanding totalled 507.5 million and averaged 512.9 million during the first quarter of 2006. This compares with average shares outstanding of 520.1 million for the quarter ended March 31, 2005.

PETRO-CANADA                                                   - 20 -

Petro-Canada will hold a conference call to discuss these results with investors on Tuesday, April 25, 2006 at 9:00 a.m. Eastern Time. To participate, please call 1-866-898-9626 or 416-340-2216 at 8:55 a.m. Media are invited to listen to the call by dialing 1-866-540-8136 or 416-340-8010 and are invited to ask questions at the end of the call. Those who are unable to listen to the call live may listen to a recording of the call approximately one hour after its completion by calling 1-800-408-3053 or 416-695-5800 (pass code number 3180210). A live audio broadcast of the conference call will be available on Petro-Canada's Web site at http://www.petro-canada.ca/eng/investor/9259.htm on April 25, 2006 at 9:00 a.m. Eastern Time. Approximately one hour after the call, a recording will be available on Petro-Canada’s Web site.

Legal Notice - Forward-Looking Information

This quarterly report contains forward-looking information. Such statements are generally identifiable by the terminology used, such as “plan,” “anticipate,” “intend,” “expect,” “estimate,” “budget” or other similar wording. Forward-looking information includes, but is not limited to, references to business strategy and goals, future capital and other expenditures, drilling plans, construction and repair activities, refinery turnaround, the submission of development plans, seismic activity, refining margins, oil and gas production levels and the sources of growth thereof, project development schedules and results, results of exploration activities and dates by which certain areas may be developed or may come on-stream, retail throughputs, pre-production and operating costs, reserves and resources estimates, royalties payable, production life-of-field estimates, natural gas export capacity, financing and capital activities (including purchases of Petro-Canada common shares under the Company’s normal course issuer bid program), contingent liabilities, and environmental matters. By its very nature, such forward-looking information requires Petro-Canada to make assumptions that may not materialize or that may not be accurate. This forward-looking information is subject to known and unknown risks and uncertainties and other factors which may cause actual results, levels of activity and achievements to differ materially from those expressed or implied by such information. Such factors include, but are not limited to: imprecision of reserves estimates of recoverable quantities of oil, natural gas and liquids from resource plays and other sources not currently classified as reserves; general economic, market and business conditions; industry capacity; competitive action by other companies; fluctuations in oil and gas prices; refining and marketing margins; the ability to produce and transport crude oil and natural gas to markets; the effects of weather and climate conditions; the results of exploration and development drilling and related activities; fluctuation in interest rates and foreign currency exchange rates; the ability of suppliers to meet commitments; actions by governmental authorities, including increases in taxes; decisions or approvals of administrative tribunals; changes in environmental and other regulations; risks attendant with oil and gas operations, both domestic and international; international political events; expected rates of return; and other factors, many of which are beyond the control of Petro-Canada. More specifically, production may be affected by such factors as exploration success, startup timing and success, facility reliability, planned and unplanned gas plant shut downs, success of restarts following turnarounds, reservoir performance and natural decline rates, water handling and production from coal bed methane wells, and drilling progress. Capital expenditures may be affected by cost pressures associated with new capital projects, including labour and material supply, project management, drilling rig rates and availability, and seismic costs. These factors are discussed in greater detail in filings made by Petro-Canada with the Canadian provincial securities commissions and the U.S. Securities and Exchange Commission (SEC).

Readers are cautioned that the foregoing list of important factors affecting forward-looking information is not exhaustive. Furthermore, the forward-looking information contained in this quarterly report is made as of the date of this report and, except as required by applicable law, Petro-Canada does not undertake any obligation to update publicly or to revise any of the included forward-looking information, whether as a result of new information, future events or otherwise. The forward-looking information contained in this report is expressly qualified by this cautionary statement.

PETRO-CANADA                                                    - 21 -

SELECT OPERATING DATA
March 31, 2006

	Three months ended March 31,
	2006	2005
Before Royalties
Crude oil and NGL production, net (Mb/d)
East Coast Oil	79.4	77.9
Oil Sands	45.4	38.3
North American Natural Gas (1)	14.7	16.2
Northwest Europe	34.8	34.3
North Africa/Near East (2)	50.7	48.1
	225.0	214.8

Natural gas production, net, excluding injectants (MMcf/d)
North American Natural Gas (1)	635	702
Northwest Europe	78	78
Northern Latin America	66	75
	779	855

Total production (3) from continuing operations (Mboe/d), net before royalties	355	357
Discontinued operations
Crude oil and NGL production, net (Mb/d)	20.6	68.9
Natural gas production, net, excluding injectants (MMcf/d)	8	28
Total production (3) from discontinued operations (Mboe/d), net before royalties	22	74
Total production (3) (Mboe/d), net before royalties	377	431
After Royalties
Crude oil and NGL production, net (Mb/d)
East Coast Oil	71.1	74.5
Oil Sands	42.8	37.9
North American Natural Gas (1)	11.3	11.9
Northwest Europe	33.9	34.3
North Africa/Near East (2)	45.7	44.6
	204.8	203.2

Natural gas production, net, excluding injectants (MMcf/d)
North American Natural Gas (1)	487	534
Northwest Europe	78	78
Northern Latin America	66	75
	631	687

Total production (3) from continuing operations (Mboe/d), net after royalties	310	318
Discontinued operations
Crude oil and NGL production, net (Mb/d)	5.4	22.6
Natural gas production, net, excluding injectants (MMcf/d)	1	5
Total production (3) from discontinued operations (Mboe/d), net after royalties	6	23
Total production (3) (Mboe/d), net after royalties	316	341

Petroleum product sales (thousands of m3/d)
Gasolines	22.4	23.3
Distillates	21.1	21.3
Other, including petrochemicals	6.4	8.6
	49.9	53.2

Crude oil processed by Petro-Canada (thousands of m3/d)	39.5	47.7
Average refinery utilization (%) (4)	98	100
Downstream operating earnings from continuing operations after-tax (cents/litre) (5)	1.6	2.4

(1) North American Natural Gas includes Western Canada and U.S. Rockies.
(2) North Africa/Near East excludes production relating to the mature Syrian producing assets, which is reported as discontinued operations.
(3) Natural gas converted at six Mcf of gas to one bbl of oil.
(4) Includes Oakville capacity prorated to reflect partial operation of Oakville refinery prior to permanent closure, effective April 11, 2005.
(5) Before additional depreciation and other charges related to the closure of the Oakville refinery.

PETRO-CANADA                                                    - 22 -

AVERAGE PRICE REALIZED
March 31, 2006

	Three months ended March 31,
	2006	2005
Crude oil and NGL ($/bbl)
East Coast Oil	69.21	55.08
Oil Sands	42.69	37.03
North American Natural Gas (1)	62.15	53.15
Northwest Europe	71.25	56.97
North Africa/Near East	71.29	56.01
Total crude oil and NGL from continuing operations	64.18	52.22
Discontinued operations	71.84	54.45
Total crude oil and NGL	64.82	52.76
Natural gas ($/Mcf)
North American Natural Gas (1)	8.69	6.67
Northwest Europe	10.24	7.46
Northern Latin America	6.39	5.09
Total natural gas from continuing operations	8.65	6.60
Discontinued operations	7.94	4.80
Total natural gas	8.64	6.55

(1)	North American Natural Gas includes Western Canada and the U.S. Rockies.

EFFECTIVE ROYALTY RATES
March 31, 2006

	Three months ended March 31,
(% of sales revenues)	2006	2005
North American Natural Gas	23%	24%
East Coast Oil	10%	4%
Oil Sands	6%	1%
International
Northwest Europe	2%	-
North Africa/Near East	10%	7%
Northern Latin America	-	-
Total continuing operations	13%	11%
Discontinued operations	74%	68%
Total	16%	21%

PETRO-CANADA                                                   - 23 -

SHARE INFORMATION
March 31, 2006

	Three months ended March 31,
	2006	2005
Weighted-average common shares outstanding (millions)	512.9	520.1
Weighted-average diluted common shares outstanding (millions)	519.8	526.8
Net earnings - Basic ($/share)	0.40	0.23
- Diluted ($/share)	0.40	0.22
Operating earnings from continuing operations adjusted for unusual items - Basic ($/share)	0.95	0.88
- Diluted ($/share)	0.93	0.87
Cash flow ($/share)	1.70	1.64
Dividends ($/share)	0.10	0.08
Toronto Stock Exchange:
Share price (1) - High	58.59	36.68
- Low	48.00	29.51
- Close at March 31	55.38	35.13
Shares traded (millions)	140.3	143.6
New York Stock Exchange:
Share price (2) - High	51.08	30.40
- Low	41.20	24.15
- Close at March 31	47.59	28.93
Shares traded (millions)	33.8	19.3

(1)	Share price is in Canadian dollars and represents the closing price.
(2)	Share price is in U.S. dollars and represents the closing price.

PETRO-CANADA                                                   - 24 -

SELECT FINANCIAL DATA
March 31, 2006
(unaudited, millions of Canadian dollars)

	Three months ended March 31,
	2006	2005
Earnings
Upstream
North American Natural Gas	$139	$103
East Coast Oil	229	169
Oil Sands	(19)	(19)
International	(132)	105
Downstream	73	113
Shared Services	(88)	(44)
Operating earnings from continuing operations	$202	$427
Foreign currency translation gain (loss)	(1)	(4)
Unrealized gain (loss) on Buzzard derivative contracts	(149)	(313)
Gain on asset sales	2	-
Discontinued operations	152	8
Net earnings	$206	$118

Cash flow
Cash flow from continuing operating activities	$886	$514
Increase (decrease) in non-cash working capital related to continuing operating activities and other	(29)	287
Cash flow from continuing operations	$857	$801

Average capital employed (1)
Upstream	$7,955	$7,636
Downstream	3,685	3,036
Shared Services	234	417
Total Company	$11,874	$11,089

Return on capital employed (1) (%)
Upstream	21.6	14.3
Downstream	10.2	11.2
Total Company	16.8	13.1

Operating return on capital employed (1) (%)
Upstream	24.7	21.0
Downstream	9.7	11.1
Total Company	18.0	17.1

Return on equity (1) (%)	21.0	16.3

Debt	2,909	2,911
Cash and cash equivalents (1)	1,073	89
Debt-to-cash flow (2) (times)	0.8	0.9
Debt-to-debt plus equity (%)	23.9	25.1

(1) Includes discontinued operations.
(2) From continuing operations.

PETRO-CANADA                                                   - 25 -

CONSOLIDATED STATEMENT OF EARNINGS (unaudited)
For the period ended March 31, 2006
(millions of Canadian dollars, except per share amounts)

	Three months ended March 31,
	2006	2005
Revenue		(Note 3)
Operating	$4,415	$3,767
Investment and other income (Note 5)	(227)	(492)
	4,188	3,275
Expenses
Crude oil and product purchases	2,100	1,852
Operating, marketing and general	821	669
Exploration	97	82
Depreciation, depletion and amortization	335	302
Unrealized loss on translation of foreign currency denominated long-term debt	2	5
Interest	45	34
	3,400	2,944

Earnings from continuing operations before income taxes	788	331

Provision for income taxes
Current	532	405
Future (Note 6)	202	(184)
	734	221

Net earnings from continuing operations	54	110

Net earnings from discontinued operations (Note 3)	152	8

Net earnings	$206	$118

Earnings per share from continuing operations (Notes 4 and 7)
Basic	$0.11	$0.21
Diluted	$0.10	$0.21

Earnings per share (Notes 4 and 7)
Basic	$0.40	$0.23
Diluted	$0.40	$0.22

CONSOLIDATED STATEMENT OF RETAINED EARNINGS (unaudited)
For the period ended March 31, 2006
(millions of Canadian dollars)
	Three months ended March 31,
	2006	2005
Retained earnings at beginning of period	$7,018	$5,408
Net earnings	206	118
Dividends on common shares	(50)	(39)
Retained earnings at end of period	$7,174	$5,487

See accompanying Notes to Consolidated Financial Statements

PETRO-CANADA                                                   - 26 -

CONSOLIDATED STATEMENT OF CASH FLOWS (unaudited)
For the period ended March 31, 2006
(millions of Canadian dollars)

	Three months ended March 31,
	2006	2005
		(Note 3)
Operating activities
Net earnings	$206	$118
Less: Net earnings from discontinued operations	152	8
Net earnings from continuing operations	54	110
Items not affecting cash flow from continuing operating activities:
Depreciation, depletion and amortization	335	302
Future income taxes	202	(184)
Accretion of asset retirement obligations	13	16
Unrealized loss on translation of foreign currency denominated long-term debt	2	5
Gain on disposal of assets	(2)	-
Unrealized loss associated with the Buzzard derivative contracts (Note 13)	219	492
Other	6	10
Exploration expenses	28	50
Proceeds from sale of accounts receivable (Note 8)	-	80
(Increase) decrease in non-cash working capital related to continuing operating activities	29	(367)
Cash flow from continuing operating activities	886	514
Cash flow from discontinued operating activities (Note 3)	15	49
Cash flow from operating activities	901	563

Investing activities
Expenditures on property, plant and equipment and exploration	(759)	(879)
Proceeds from sale of assets (Note 3)	645	1
Increase in deferred charges and other assets	(9)	(14)
Decrease in non-cash working capital related to investing activities	12	19
	(111)	(873)

Financing activities
Increase in short-term notes payable	-	309
Repayment of long-term debt	(2)	(1)
Proceeds from issue of common shares (Note 10)	22	27
Purchase of common shares (Note 10)	(476)	(67)
Dividends on common shares	(50)	(39)
	(506)	229

Increase (decrease) in cash and cash equivalents	284	(81)
Cash and cash equivalents at beginning of period	789	170
Cash and cash equivalents at end of period	$1,073	$89

See accompanying Notes to Consolidated Financial Statements

PETRO-CANADA                                                    - 27 -

CONSOLIDATED BALANCE SHEET (unaudited)
As at March 31, 2006
(millions of Canadian dollars)

	March 31,	December 31,
	2006	2005
		(Note 3)
Assets
Current assets
Cash and cash equivalents	$1,073	$721
Accounts receivable (Note 8)	1,372	1,617
Inventories	768	596
Assets of discontinued operations (Note 3)	-	237
	3,213	3,171

Property, plant and equipment, net	16,353	15,921
Goodwill	754	737
Deferred charges and other assets	415	415
Assets of discontinued operations (Note 3)	-	411
	$20,735	$20,655

Liabilities and shareholders’ equity
Current liabilities
Accounts payable and accrued liabilities	$2,881	$2,854
Income taxes payable	51	82
Liabilities of discontinued operations (Note 3)	-	102
Current portion of long-term debt (Note 9)	7	7
	2,939	3,045

Long-term debt (Note 9)	2,902	2,906
Other liabilities	2,086	1,888
Asset retirement obligations	941	923
Future income taxes	2,619	2,405

Shareholders’ equity
Common shares (Note 10)	1,364	1,362
Contributed surplus (Note 10)	969	1,422
Retained earnings	7,174	7,018
Foreign currency translation adjustment	(259)	(314)
	9,248	9,488
	$20,735	$20,655

See accompanying Notes to Consolidated Financial Statements

PETRO-CANADA                                                    - 28 -

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
(millions of Canadian dollars)

1. SEGMENTED INFORMATION FROM CONTINUING OPERATIONS (Note 3)
    Three months ended March 31,
	Upstream
	North American Natural Gas		East Coast Oil		Oil Sands		International		Downstream		Shared Services		Consolidated
	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005
								(Note 3)						(Note 3)
Revenue
Sales to customers	$451	$431	$388	$237	$116	$129	$704	$479	$2,756	$2,491	$-	$-	$4,415	$3,767
Investment and other income (1)	(1)	-	(4)	-	-	(1)	(223)	(481)	(3)	(7)	4	(3)	(227)	(492)
Inter-segment sales	95	73	122	118	155	110	-	-	4	4	-	-
Segmented revenue	545	504	506	355	271	238	481	(2)	2,757	2,488	4	(3)	4,188	3,275
Expenses
Crude oil and product purchases	70	95	45	-	111	109	-	-	1,872	1,644	2	4	2,100	1,852
Inter-segment transactions	2	4	2	-	11	15	-	-	361	286	-	-
Operating, marketing and general	105	92	47	44	135	95	90	84	354	327	90	27	821	669
Exploration	48	42	(1)	-	6	28	44	12	-	-	-	-	97	82
Depreciation, depletion and amortization	100	94	65	63	37	20	80	72	53	53	-	-	335	302
Unrealized loss on translation of foreign currency denominated long-term debt	-	-	-	-	-	-	-	-	-	-	2	5	2	5
Interest	-	-	-	-	-	-	-	-	-	-	45	34	45	34
	325	327	158	107	300	267	214	168	2,640	2,310	139	70	3,400	2,944
Earnings (loss) from continuing operations before income taxes	220	177	348	248	(29)	(29)	267	(170)	117	178	(135)	(73)	788	331
Provision for income taxes
Current	84	79	124	85	(15)	(29)	360	193	36	100	(57)	(23)	532	405
Future (2)	(3)	(5)	(5)	(6)	5	19	188	(155)	6	(35)	11	(2)	202	(184)
	81	74	119	79	(10)	(10)	548	38	42	65	(46)	(25)	734	221
Net earnings (loss) from continuing operations	$139	$103	$229	$169	$(19)	$(19)	$(281)	$(208)	$75	$113	$(89)	$(48)	$54	$110
Expenditures on property, plant and equipment and exploration from continuing operations (3)	$213	$249	$53	$59	$119	$150	$121	$153	$251	$254	$1	$-	$758	$865
Cash flow from continuing operating activities	$241	$235	$346	$227	$53	$37	$303	$131	$15	$11	$(72)	$(127)	$886	$514
Total assets from continuing operations	$3,759	$3,525	$2,432	$2,276	$2,671	$2,040	$5,244	$5,041	$5,863	$4,934	$766	$85	$20,735	$17,901

(1) Investment and other income for the International segment includes $219 million for the three months ended March 31, 2006 ($492 million for the three months ended March 31, 2005) of unrealized losses relating to the Buzzard derivative contracts (Note 13).
(2) Future income taxes for the International segment includes a charge of $242 million for the three months ended March 31, 2006 related to an increase in the U.K. supplemental corporate income tax rate.
(3) Consolidated expenditures include capitalized interest in the amount of $7 million for the three months ended March 31, 2006 ($8 million for the three months ended March 31, 2005).

PETRO-CANADA                                                    - 29 -

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
(millions of Canadian dollars, unless otherwise stated)

2.	BASIS OF PRESENTATION

The note disclosure requirements for annual Consolidated Financial Statements provide additional disclosure to that required for interim Consolidated Financial Statements. Accordingly, these interim Consolidated Financial Statements should be read in conjunction with the Consolidated Financial Statements included in the Company's 2005 Annual Report. The interim Consolidated Financial Statements are presented in accordance with Canadian generally accepted accounting principles and follow the accounting policies summarized in the notes to the annual Consolidated Financial Statements.

3.	DISCONTINUED OPERATIONS

On December 20, 2005, the Company reached an agreement to sell its producing assets in Syria for EUR 484 million before adjustments. Accordingly, the producing assets in Syria were classified as held for sale at December 31, 2005 and are presented as discontinued operations in the International segment.

On January 31, 2006, the Company completed the sale of these assets for net proceeds of $640 million, resulting in a gain on disposal of $134 million.

The accounting for discontinued operations results in a reduction of the Consolidated Statement of Earnings balances as follows:

	Three months ended March 31,
	2006	2005
Revenue	$168(1)	$107
Expenses
Operating, marketing and general	6	27
Depreciation, depletion and amortization	-	46
	6	73
Earnings from discontinued operations before income taxes	162	34
Provision for income taxes	10	26
Net earnings from discontinued operations	$152	$8

The assets and liabilities of the discontinued operations were comprised of the following:

December 31, 2005
Assets
Current assets (2)	$237
Property, plant and equipment, net	300
Goodwill	111
Total assets	$648

Liabilities
Current liabilities	$102
Net assets of discontinued operations	$546
(1) Revenue includes the gain on disposal of $134 million.
(2) Current assets include cash and cash equivalents of $68 million as at December 31, 2005.

4.	STOCK DIVIDEND

In July 2005, the Company effected a two-for-one stock split in the form of a stock dividend. Common shareholders of record at the close of business on September 3, 2005 received one additional common share for each common share held. Information related to common shares, stock options and performance share units has been restated to reflect this transaction.

5.	INVESTMENT AND OTHER INCOME

Investment and other income includes net losses on derivative contracts (Note 13) of $224 million for the three months ended March 31, 2006 ($505 million for the three months ended March 31, 2005).

PETRO-CANADA                                                   - 30 -

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

6. INCOME TAXES

        The provision for future income taxes for the three months ended March 31, 2006 includes a $242 million charge due to the substantively enacted increase in the U.K. supplemental corporate income tax rate.

7.	EARNINGS PER SHARE

The following table provides the common shares used in calculating earnings per share amounts:

	Three months ended March 31,
(millions)	2006	2005
Weighted-average number of common shares outstanding - Basic	512.9	520.1
Effect of dilutive stock options	6.9	6.7
Weighted-average number of common shares outstanding - Diluted	519.8	526.8

8.	SECURITIZATION PROGRAM

During 2004, the Company entered into a securitization program, expiring in 2009, to sell an undivided interest in eligible accounts receivable to a third party, on a revolving and fully serviced basis.

In March 2005, Petro-Canada increased the limit to sell eligible accounts receivable under the program from $400 million to $500 million. During the three months ended March 31, 2005, the Company sold an additional $80 million of outstanding receivables for net proceeds of $80 million. As at March 31, 2006, $480 million of outstanding accounts receivable had been sold under the program.

9. LONG-TERM DEBT

	Maturity	March 31, 2006	December 31, 2005
Debentures and notes 5.95% unsecured senior notes ($600 million US)	2035	$ 700	$ 700
5.35% unsecured senior notes ($300 million US)	2033	350	350
7.00% unsecured debentures ($250 million US)	2028	291	292
7.875% unsecured debentures ($275 million US)	2026	321	321
9.25% unsecured debentures ($300 million US)	2021	350	350
5.00% unsecured senior notes ($400 million US)	2014	466	466
4.00% unsecured senior notes ($300 million US)	2013	350	350
Capital leases	2007-2017	75	77
Retail licensee trust loans	2012-2014	6	7
		2,909	2,913
Current portion		(7)	(7)
		$ 2,902	$ 2,906

10.	SHAREHOLDERS’ EQUITY

Changes in common shares and contributed surplus were as follows:

	Shares	Amount	Contributed Surplus
Balance at December 31, 2005	515,138,904	$1,362	$1,422
Issued under employee stock option and share purchase plans	1,107,097	22	-
Repurchased under normal course issuer bid	(8,786,800)	(23)	(453)
Stock-based compensation	-	3	-
Balance at March 31, 2006	507,459,201	$1,364	$969

Petro-Canada’s current normal course issuer bid program (NCIB) extends to June 21, 2006 and entitles the Company to purchase up to 5% of the outstanding common shares, subject to certain conditions. During the three months ended March 31, 2006, the Company purchased 8,786,800 common shares at a cost of $476 million (1,889,800 common shares at a cost of $67 million during the three months ended March 31, 2005). Under the current program, the Company has purchased 13,506,800 common shares at a cost of $693 million. The excess of the purchase price over the carrying amount of the shares purchased is recorded as a reduction of contributed surplus.

PETRO-CANADA                                                   - 31 -

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

11.	STOCK-BASED COMPENSATION

Changes in the number of outstanding stock options and performance share units (PSUs) were as follows:

	Stock Options		PSUs
	Number	Weighted-Average Exercise Price (dollars)	Number
Balance at December 31, 2005	18,361,617	$24	1,158,967
Granted	4,693,100	52	376,754
Exercised	(1,107,097)	20	-
Cancelled	(124,085)	35	(18,576)
Balance at March 31, 2006	21,823,535	$31	1,517,145

The total stock-based compensation expense recorded was $65 million during the three months ended March 31, 2006 ($18 million for the three months ended March 31, 2005).

Compensation expense has not been recorded for stock options issued prior to 2003. The following table presents the pro forma net earnings and the pro forma earnings per share computed assuming the fair value based accounting method had been used to account for the compensation cost of stock options granted in 2002.

	Three months ended March 31,
	2006	2005	2006		2005
			Earnings per share (dollars)
	Net earnings		Basic	Diluted	Basic	Diluted
Net earnings as reported	$206	$118	$0.40	$0.40	$0.23	$0.22
Pro forma adjustment	1	2	-	0.01	-	-
Pro forma net earnings	$205	$116	$0.40	$0.39	$0.23	$0.22

12.	EMPLOYEE FUTURE BENEFITS

The Company maintains pension plans with defined benefit and defined contribution provisions and provides certain health care and life insurance benefits to its qualifying retirees. The expenses associated with these plans are as follows:

	Three months ended March 31,
	2006	2005
Pension Plans:
Defined benefit plans
Employer current service cost	$10	$8
Interest cost	21	21
Expected return on plan assets	(25)	(22)
Amortization of transitional asset	(2)	(1)
Amortization of net actuarial losses	13	9
	17	15

Defined contribution plans	4	4
	$21	$19

Other post-retirement plans:
Employer current service cost	$1	$1
Interest cost	3	3
Amortization of transitional obligation	1	1
	$5	$5

The Company expects to contribute approximately $100 million to its pension plans in 2006.

PETRO-CANADA                                                   - 32 -

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

13.	FINANCIAL INSTRUMENTS AND DERIVATIVES

Investment and other income includes unrealized gains and losses on the outstanding derivative contracts associated with the 2004 acquisition of an interest in the Buzzard field in the U.K. sector of the North Sea. These contracts resulted in an unrealized loss of $219 million for the three months ended March 31, 2006 ($492 million for the three months ended March 31, 2005).

Unrealized gains and losses on all derivative contracts decreased investment and other income by $219 million for the three months ended March 31, 2006 ($494 million for the three months ended March 31, 2005). As at March 31, 2006, accounts receivable, accounts payable and accrued liabilities, and other liabilities have been increased by $6 million, $2 million and $1,441 million, respectively, as a result of unrealized mark-to-market amounts on derivative contracts.